SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------

                              JPS PACKAGING COMPANY
                       (Name of Subject Company (Issuer))

                         JPS ACQUISITION, INC. (Offeror)
                   PECHINEY PLASTIC PACKAGING, INC. (Offeror)
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    46623H102
                      (CUSIP Number Of Class Of Securities)

                         MIKE J. HOOVER, GENERAL COUNSEL
                           8770 WEST BRYN MAWR AVENUE
                                 MAIL SUITE 06H
                          CHICAGO, ILLINOIS 60631-3542
                            TELEPHONE: (773) 399-8000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                               ROBERT BOUMA, ESQ.
                              HEIDI J. STEELE, ESQ.
                             MCDERMOTT, WILL & EMERY
                              227 W. MONROE STREET
                             CHICAGO, ILLINOIS 60606
                            TELEPHONE: (312) 372-2000


CALCULATION OF FILING FEE:  Previously Paid

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed with the SEC on October 30, 2000 by JPS Acquisition, Inc. ("Purchaser") and Pechiney Plastic Packaging, Inc. ("Parent"). The Statement relates to the offer by Purchaser and Parent to purchase any and all outstanding shares of common stock of JPS Packaging Company (the "Company"), at a purchase price of $7.86 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 12

Items 1 through 9 and Items 11 through 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

o The "Introduction" section of the Offer to Purchase is hereby amended and supplemented by inserting the following sentences at the end of the fourth paragraph:

     "G. Kenneth Baum and William D. Thomas, directors of the Company, have certain affiliations with George K. Baum & Company. Mr. Thomas is a Vice President of George K. Baum & Company, and both Mr. Baum and Mr. Thomas are affiliated with George K. Baum Group, Inc., which holds 1,488,100 shares of the Company's common stock. In addition, George K. Baum Group, Inc. and Messrs. Baum and Thomas, which beneficially own in the aggregate approximately 36% of the outstanding common stock of the Company, have executed an Irrevocable Proxy Agreement in which they agreed to vote all of the Shares that they own in favor of the proposed transaction and to sell their Shares to Purchaser under certain circumstances."

o The "Source and Amount of Funds" section of the Offer to Purchase is hereby amended and supplemented by replacing the last sentence of that section with the following:

     The Purchaser will obtain such funds from a loan from Pechiney Metals, Corp., an affiliate of Purchaser, which shall have an interest rate of LIBOR plus 0.25% and a one year term. Purchaser currently has no plans or arrangements to finance or repay the loan. No alternative financing plan exists.

o The "Conditions to the Offer" section contained in the Offer to Purchase is hereby amended and supplemented by replacing the phrase immediately following the conditions with the following:

     "which in the reasonable judgment of Parent or the Purchaser, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates), in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Shares."

o The "Conditions to the Offer" section contained in the Offer to Purchase is hereby amended and supplemented by replacing the last paragraph of such section with the following paragraph:

     "The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part, at any time on or prior to the Expiration Date (other than those dependent upon receipt of necessary government approvals which may be waived prior to the Purchaser's acceptance of the Shares) in the reasonable discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or prior to the Expiration Date (other than those dependent upon receipt of necessary government approvals which may be waived prior to the Purchaser's acceptance of the Shares)."

ITEM 12. EXHIBITS.

(d)(2) Confidentiality Agreement between Parent and the Company, dated as of August 2, 2000

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 PECHINEY PLASTIC PACKAGING, INC.

                                 By:      /s/  Michael J. Hoover_
                                          -----------------------
                                          Name: Michael J. Hoover
                                          Title: Vice President, General Counsel
                                                   and Secretary

                                 JPS ACQUISITION, INC.

                                 By:      /s/ Michael J. Hoover__
                                          -----------------------
                                          Name: Michael J. Hoover
                                          Title:  Secretary


Dated:   November 7, 2000